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Washington D.C.
THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

              September 30, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405
Attn:           John Reynolds, Assistant Director

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 4 to Registration Statement
on Form S-1
File No. 333-165161
Form 10-K for Fiscal Year Ended
December 31, 2009
Filed March 31, 2010
File No. 333-145620

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, China BCT Pharmacy Group, Inc. (“China BCT” or the “Company” and sometimes “we” or “our”) and are filing this response to your comment letter of September 20, 2010 with respect to the above-referenced filings on the Company’s behalf.  Amendment No. 4 reflecting the changes in disclosure described in this letter is also being filed today.

General

Comment 1.
Please update the disclosure in the summary and the business sections regarding the percent of revenues attributable to each segment as of the most recent interim financial period, as was disclosed in the MD&A section.

September 30, 2010

Response:	The disclosure in the Summary has been updated.

Comment 2.
Your response to prior comment eight from our letter dated August 19, 2010 indicates that MOFCOM approved Forever Well’s acquisition of Lihzhou BCT on June 13, 2008.  We were unable to locate this in your disclosures.  Please advise or revise.

Response:	Disclosure regarding this approval has been added, at page 56.

Comment 3.	Please revise the disclosure throughout the prospectus to state the amount of liquidated damages that have accrued to date.

Response:
The estimated liquidated damages accrued through September 30, 2010 resulting from the fact that the registration statement was not effective 180 days after February 1, 2010 is $178,782.  This amount has been disclosed in the document at page 58.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Comment 4.
We note the disclosure added to page 63 that you expect your new Diphenoxylate tablets to contribute $1.8 million to your annual revenues.  Please revise to address the amount that this product is currently contributing to revenues and indicate how long you anticipate it will be in order to reach the $1.8 million sales level.  Finally, please advise us of the basis of this assertion.

Response:
There are no current sales of this product.  Sales are scheduled to begin October 1, 2010.  The sales revenue is expected to contribute the amount of $0.45 million in the fourth quarter in 2010 and it is anticipated that the $1.8 million sales level will be achieved till the third quarter in 2011.  This has been added to the disclosure at page 63.  The Company bases its revenue estimate on anticipated sales of approximately 720 packages of the drug per month and an average selling price of RMB1,400 per package, which at the current exchange rate is approximately $1.8 million per year.

Liquidity and Capital Resources

September 30, 2010

Operating Activities, page 74

Comment 5.
We reviewed your response to our prior comment 16, noting a significant increase in your accounts receivable turnover.  Your revised disclosure indicates that hospitals may delay payment to you due to other uses of cash (i.e. construction and expansion work), but you believe such receivables are highly secured as all hospitals are owned or controlled by the PRC government.  With respect to your receivables from hospitals and in order to provide further context to your disclosure, please revise to clarify if you have historically written off any receivables to hospitals.  If there have been no instances of such write offs, please state so.

Response:	There have been no instances of write offs of any receivables to hospitals. The disclosure has been revised accordingly, at page 74.

Interim Financial Statements for the Six Months Ended June 30, 2010

Notes to Financial Statements

Note 18 – Stock Option Arrangements, Q-24

Comment 6.	We reviewed your response to our prior comment 26. With respect to your fair value calculation, please address the following:

●	Considering the expected term is generally an output of a binomial model, tell us how the expected term of 10 years was determined. Refer to FASB ASC 718-10-55-30.

●	Tell us how you determined the risk-free interest rate of 4.78%. Refer to FASB ASC 718-10-55-28.

●	Tell us how you determined the expected volatility of 30%. Refer to FASB ASC 718-10-55-36.

●	Tell us how you determined the requisite service period, including a specific explanation of the end of service period date (i.e. March 1, 2011).

●	Tell us which specific model you used to calculate the fair value of the options issued.

Response:
The Company respectfully advises the Staff that in determining the fair value of Employee Stock Options, the Company has utilized a variant of the Income Approach – Binomial Model to perform the valuation of a series of Employee Stock Options under the 2010 Incentive Plan.

September 30, 2010

The Binomial Model proposed by Cox, Ross and Rubinstein was specifically applied.   Option valuation using this method (“CRR” method) is as described a three step process: 1)price tree generation 2)calculation of option value at final node 3)progressive calculation of option value at each earlier node; the value at the first node is the value of the option.

The tree of prices is produced by working forward from valuation date to expiration. The CRR method ensures that the tree is recombinant, i.e. if the underlying asset moves up and then down (U,D), the price will be the same as if it had moved down and then up (D,U) — here the two paths merge or recombine. This property reduces the number of tree nodes, and thus accelerates the computation of the option price.

At each final node of the tree, i.e. at expiration of the options, the option value is simply its intrinsic, or exercise value: Max [ (S – E), 0 ] for a call option or Max [ (E – S), 0 ] for a put option.

Binomial Value at node K-1= [ p(U) × Option up K+ p(D) × Option down K] × exp (- r ×Δt),
Where:

p(u)      =    (e(r-d)t – D) / (U – D)
p(d)      =    1 – p(u)
U          =    es √ t *
D           =     1/ U
r             =     risk free interest rate corresponding to the life of the option
d            =     dividend yield of the underlying stock
t             =     T/n

The inputs to the model and major assumptions are as follows:

1.	Stock Price (S): Fair value of the underlying stock as of the Valuation Date: that equals to the fair value of the Company’s common equity per share as of the Valuation Date.

2.
Exercise price (E): the contractual price at which the underlying stock will be purchased in the event that the options are exercised.  In this case, this is equal to USD 4.00 for options as described in the transaction section above.

3.	Life to expiration (T): the time in years until the expiration of the employee stock options. In this case, it is equivalent to 10 years according to employee stock option plan.

September 30, 2010

4.
Risk free interest rate (r): the continuously compounded risk free interest rate, which is based on the yield to maturity of Chinese International Government Bonds at the Valuation Date of the options.

5.
Volatility (V): the implied volatility for the underlying stock. As the Company's own stock is thinly traded as of the Valuation Date, the historical share volatility of comparable companies was considered as a basis for estimating the Company’s share price volatility in the future.  Expected volatility for the options was estimated based on historical stock prices of comparable companies for the period similar to the life of options.

In selecting the comparable companies, BCT has selected companies which are in the pharmacutical sales business, with preference given to ones whose main business operations are in the PRC. BCT has succeeded in finding 4 such Chinese firms. However, there is no reliable projection data of these Chinese listed companies. Alternatively, 7 US-based companies are included in our analysis of industry beta as the subject company is listed on a stock exchange in the US so that a comparison of the risk and return profile is meaningful; further, it is also due to the relative unavailability of sufficient data (i.e. projected sales and profitability indicators) of the comparable companies we identified in PRC capital market.

* ABC US EQUITY
* MWIV US EQUITY
* OCR US EQUITY
* BJGP US EQUITY
* MCK US EQUITY
* CRTX US EQUITY
* CYXN US EQUITY

 The Company considered the guidance in ASC 718-10-55-35 thru 41 and concluded the methodology used for the selection (as described above) of the 30% volatility factor was consistent with that guidance.

6.	Dividend yield (y): according to the Management, the expected dividend yield is 0%.

7.
Exercise Multiple (M): The multiple times of exercise price the option holder is expected to exercise the option. As the Company does not have a trading history implying employees’ exercise behaviour, the exercise multiple calculated by using comparable companies historical data were considered an appropriate estimate of the Company’s exercise multiple. The exercise multiple was determined to be approximately 2 times.

8.	Number of steps (n): this number divides the life to expiration of the option into a number of equal time slots. It determines the number of level in the binomial tree.

September 30, 2010

9.	Post-vesting forfeiture rate: Post-vesting forfeiture rate was estimated based on historical staff/director turnover rate. Such rate was determined to be 0%.

Based on the input parameters above, a binomial tree was constructed. Starting at the penultimate time step, and working back to the first node of the tree or the Valuation Date, the calculated result is the value of the option using this risk-neutral valuation method based on the probabilities of the stock price moving up or down, the risk-free rate and the length of time in each interval.

Depending on the style of the option, evaluate the possibility of early exercise at each node: if (1) the option can be exercised, and (2) the exercise value exceeds the Binomial Value, then (3) the value at the node is the exercise value. Therefore, two values were calculated at each intermediate node for the period after initial vesting start dates to account for the exercise pattern: 1) the value of option at each node using the formulae described above; and 2) The value from early exercise, i.e. fair value of the shares at that node less exercise price. The higher of the above two values will be adopted for the onward calculation of the value of the ancestor nodes. Further, forfeiture characteristics are incorporated into the exercise pattern by assuming the resigning employee/director will exercise their vested options on their resignation dates provided fair value of common shares exceeds the exercise price of their vested options.

At maturity date, it was assumed that the option value is the greater of exercise immediately and zero.

In response to the question regarding the expected term of 10 years, we have modified the disclosure in Note 18 to include the 2 key assumptions used to determine the expected term (exercise multiple and post-vesting forfeiture rate) and have removed the reference to the 10-year expected life.  We also added disclosure in the second paragraph of Note 18 to clarify that if the options become exercisable, they will remain so for a period of 10 years from the grant date.

We believe March 1, 2011 will be the end date of the requisite service period for the incentive option plan as we estimate that would be the earliest expected date that the audited financial statements for 2010 will be available to confirm that the target earnings have been met.

Note 22 – Subsequent Events, page Q-27

Comment 7.
We reviewed your response to our prior comment 27.  Your response did not address our comment, thus the comment will be reissued.  We note your disclosure herein has references to “this Form 10-Q.” Please revise to remove such references or tell us why you believe they are appropriate.

Response:	The references to Form 10-Q have been removed.

September 30, 2010

Comment 8.
With consideration to our comment above, we note your disclosure that there were no subsequent events requiring disclosure through the date you filed your Form 10-Q (i.e. August 16, 2010).  We also note that your registration payment arrangements, as disclosed in Note 23d to your audited financial statements, require the payment of liquidated damages to investors if your registration statement was not declared effective prior to the 180th day after February 1, 2010 (or July 30, 2010).  Considering your registration statement had not been declared effective by July 30, 2010, tell us how you considered such event within the context of your disclosures of subsequent events.  Refer to FASB ASC 855-10-50.

Response:
We considered the disclosure requirements of ASC 855-10-5-2 and determined that no disclosure was necessary in order to keep the June 30, 2010 financial statements from being misleading.  This determination was based upon our estimate that accrued damages approximate $90,000 per month for a maximum of five months, or approximately $450,000, since the liquidated damages would no longer accrue once the securities in question become salable under Rule 144.  Using this estimate, accrued liquidated damages would approximate $180,000 as of September 30, 2010, which amount would not be material to the financial statements as of that date.  Further, even if the additional 3 months were to be fully accruable in the fourth quarter, we anticipate that the aggregate amount of the liquidated damages would not be material to the financial statements for the year ending December 31, 2010, or the nine months ending September 30, 2010.

Audited Financial Statements for Fiscal Years Ended December 31, 2009 and 2008

Notes to Financial Statements

Note 2 – Reorganization, page F-9

Comment 9.
We reviewed your response to our prior comment number 29.  Your response reiterated a prior response and stated that the call right provided to Property Management has no value, but you do not provide a basis under GAAP to support your accounting treatment.  As a result, the comment will be partially reissued.  Tell us how you accounted for the call right provided to Property Management for a 51% share of BCT retail (Exhibit 10.9 to the Form 8-K filed on December 31, 2009) and provide specific references to authoritative accounting literature that supports your position.

Response:	We need first to clarify that the call right is a call right of Liuzhou BCT, not of Property Management as stated in Comment 9. The call right arises from the Share Repurchase Agreement.

September 30, 2010

(Exhibit 10.9 to Form 8-K dated 12/29/2009).  The Share Repurchase Agreement, dated July 31, 2009 grants Liuzhou BCT the right to repurchase the 51% interest in BCT Retail transferred to Property Management under the Share Transfer Agreement entered into on April 1, 2008.

The Share Repurchase Agreement provides Liuzhou BCT, the transferor under the Share Transfer Agreement, with an additional right not contained in the Share Transfer Agreement.  Therefore, if this right has a recognizable value under GAAP, such value would constitute additional consideration in the form of a nonmonetary asset given in exchange for the 51% share interest.

ASC 845-10-30-3, Nonmonetary Transactions, requires a nonmonetary exchange to be measured based upon the recorded amount of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a.	The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.

b.
The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

c.	The transaction lacks commercial substance.

According to ASC 845-10-30-5, a nonmonetary exchange has commercial substance if the entity’s cash flows are expected to significantly change as a result of the exchange.  The entity’s future cash flows are expected to significantly change if either of the following criteria is met:

a.
The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred. The configuration of future cash flows is composed of the risk, timing, and amount of the cash flows. A change in any one of those elements would be a change in configuration.

b.
The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged. An entity-specific value (referred to as an entity-specific measurement in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements) is different from a fair value measurement. As described in paragraph 24(b) of Concepts Statement No. 7, an entity-specific value attempts to capture the value of an asset or liability in the context of a particular entity. For example, an entity computing an entity-specific value of an asset would use its expectations about its use of that asset rather than the use assumed by marketplace participants. If it is determined that the transaction has commercial substance, the exchange would be measured at fair value, rather than at the entity-specific value.

September 30, 2010

As we have indicated previously, the exercise of the call right would not result in any additional economic benefit to Liuzhou BCT, including additional cash flow or entity-specific value.  Therefore, we are able to conclude the call right has no commercial substance and should therefore be valued at the recorded amount on the books of Property Management, which is zero.

Further, if the asset were valued at its historical cost basis in a transfer of assets between companies under common control (EITF Issue 85-21), the result would be the same – zero.  As noted above, the call right has no historical value on the books of Property Management.

Comment 10.
We reviewed your response to our prior comment 30.  Your response reiterated a prior response you provided and included a reference to Regulation S-X to support your accounting treatment for the transaction between Forever Well and Liuzhou BCT.  As your response did not provide a basis under GAAP to support your accounting treatment, the comment will be reissued.  Considering Forever Well was owned by Ms. Zhang and Liuzhou BCT was owned by the former and current employees and directors of Liuzhou BCT at the time of the transaction, please tell us how the acquisition of Liuzhou BCT by Forever Well in August 2008 meets the requirements of a common control transaction.  In your response, please provide a detailed analysis of the specific authoritative accounting literature you relied upon to support your accounting treatment.

Response:
As a part of the Ingenious Forever Well transactions (culminating in August, 2008) which resulted in Liuzhou BCT becoming a wholly-owned subsidiary of its ultimate parent Ingenious, the shareholders of Liuzhou BCT also entered into the first of the “earn-in” agreements (dated July 31, 2008) and the “entrust shareholding” contracts (dated as of March 18, 2008 and July 21, 2008) with each of Forever Well and Ingenious, respectively.

The earn-in agreement, which was later replaced by the earn-in agreement of October, 2009, provided the Liuzhou BCT shareholders with a call right on the shares of Ingenious which Ms. Zhang held but to which they would otherwise have been entitled.  As in the successor earn-in agreement the call right permitted them to purchase these shares for a nominal amount upon the company’s reaching certain goals.  The earn-in agreement also prohibited the transfer of the shares to any other person and provided for the escrow of the shares.  The escrow, as well as the protection of the Liuzhou BCT shareholders’ governance and economic interests in the shares were preserved in these “entrust shareholding” contracts.  In addition, in accordance with the parties understanding, on June 30, 2008, Ms. Zhang, as sole director of Ingenious, acted to appoint the directors of Liuzhou BCT as directors of Ingenious.

In reaching our conclusion we have previously referenced:

September 30, 2010

Rule 1-02 –Definition of Terms Used in Regulation S-X (17 CFR Part 210), item h, which states as follows:

The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise

The FASB definition is very similar.  It is located at ASC 850-10-20, and reads as follows:

The possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise

We therefore respectfully suggest that control has been maintained by the appointment of the Liuzhou BCT directors as directors of Forever Well; the retention of Mr. Tang to manage the operations of Liuzhou BCT; requiring existing director approval to appoint additional directors; and the effect of the earn-in agreement of 2008 that is designed to “all but assure” that the former Liuzhou BCT shareholders will be able to earn back their shares, as well as by the “entrust shareholding” contract.

Comment 11.
In connection with the comment above, we note that Ms Zhang “undertook to” Hui Tain Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu, and Bang Fu Wang that no further directors would be appointed to either the board of Ingenious, Forever Well or Liuzhou BCT without their consent.  Please (i) tell us when this agreement was reached, (ii) tell us if this agreement was memorialized in writing and (iii) provide us with a courtesy copy of such agreement if it exists.

Response:
The arrangement was reached in March, 2008 when the parties planned the restructuring.  It is reflected in the documents described in our response to Comment 10 as well as in the governance steps taken in the period between March and August, 2008.  Courtesy copies of the documents are enclosed.

The amendments to the S-1 registration statement that reflect the changes above will be filed simultaneously with this letter

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or (404) 797-1077.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

cc:       Shelly Zhang, CFO, China BCT Pharmacy Group, Inc.
    Jeffrey Q. Li, Esq.
    James Thornton, Esq.

EARN-IN AGREEMENT

This EARN-IN AGREEMENT (the “Agreement”) is made as of July 21, 2008  (the “Effective Date”), between and among (i) Zhang Xiao Yan, a Hong Kong individual (the “Seller”); and (ii) the signatories to this Agreement indicated as “Buyers,”[Tang Hui Tian, Jiang You Ru, Liu Chun Lin, Wei Wen De, Wang Bang Fu, Zhao Ming An, Zhang Qing Qiu, Yang Xiao Jian, Meng Yuan Gang, Jiang Qi Feng, He Wen Heng, Liu Gong Chun, Jia Jun Wen, Tan Yu Jing, Li Jing Hua, Ye Yuan Jian] each an individual citizen of the People’s Republic of China (collectively, the “Buyers”) (each of the foregoing, a “Party” and together, the “Parties”). Capitalized terms not otherwise defined have the meanings assigned to them in Appendix A to this Agreement.

RECITALS

A.
The Seller is the sole shareholder of Ingenious Paragon Global Limited, a company organized and existing under the laws of British Virgin Islands (“Holdco”). Holdco in turn is the sole equity holder of Forever Well Asia Pacific Limited, a company organized and existing under the laws of Hong Kong. Forever Well Asia Pacific Limited is the sole equity holder of Guangxi Liuzhou Baicaotang Medicine Co. Ltd, a wholly foreign-owned company existing under the laws of the People’s Republic of China (the “Operating Company”). The Buyers are the former equity holders of the Operating Company.

B.
After the date of this Agreement, the Seller intends to enter into a share exchange agreement (the “Exchange Agreement”) with a United States-domiciled public reporting shell company whose securities are quoted on the over-the-counter bulletin board (the “Shell Company”).  Upon consummation of the transactions contemplated by the Exchange Agreement (the “Exchange Transaction”), the Shell Company will, in exchange for the issuance of shares of the common stock of the Shell Company, acquire 100% of the issued and outstanding capital stock of Holdco, and, indirectly, sole ownership of the Operating Company. The Call Right described in this Agreement will relate to shares of the capital stock of Holdco until such time as those shares are exchanged for shares of the Shell Company, and thereafter pari passu to the shares of the Shell Company held by the Seller.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficient of which is acknowledged by the Parties, the Parties agree as follows:

AGREEMENT

The Parties to this Agreement, intending to be bound thereby, in consideration for the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, agree as follows.

ARTICLE I

CALL RIGHT

1.1
Call Right.   The Buyers will have, during the Exercise Period, and according to the following schedule, the right and option to purchase from the Seller, and upon the exercise of such right and option the Seller will have the obligation to sell to the Buyers, a portion of the Seller’s Shares identified in the Call Exercise Notice (the “Call Right”).  Any Shares not purchased at a point in the following schedule may be purchased at any later point in the schedule. “Seller’s Shares” means those shares of the capital stock of the Holdco or, upon and after the Exchange Transaction, those exchanged shares of the Shell Company held by the Seller, as the case may be at the time when the Buyer exercises the Call Right.

(a)
At any time after a date which is six (6) months after the date on which the resale registration statement for the shares issued to the investors in an equity financing (the “Equity Financing”) , but before the Expiration Date (as defined below), each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 42,369,231 of the Seller’s Shares.

(b)
At any time after a date which is twelve (12) months after the Registration Statement Effective date , but before the Expiration Date (as defined below), each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 9,615,384 shares of the Seller’s Shares.

(c)
At any time after a date which is eighteen (18) months after the Registration Statement Effective date, but before the Expiration Date (as defined below), each Buyer may exercise a Call Right to his or her Proportionate Share (as defined below) of 9,615,384 shares of the Seller’s Shares.

As used in this Agreement, “Proportionate Share” means the percentage set forth next to a Buyer’s name on Exhibit C to this Agreement.

1.2
Call Period.  The Call Right will be exercisable by the Buyer by delivering a Call Exercise Notice at any time during the period (the “Exercise Period”) commencing on the earliest date on which a Call Right may be exercised pursuant to Section 1.1 (the “Initial Call Date”) and ending at 6:30 p.m. (New York time) on the fifth anniversary of the Initial Call Date (such date or the earlier expiration of the Call Right is referred to herein as the “Expiration Date”).

1.3
Exercise Process.   In order to exercise the Call Right during the Exercise Period, the Buyer must deliver to the Seller a written notice of such exercise substantially in the form attached hereto as Exhibit B (a “Call Exercise Notice”) to such address or facsimile number set forth therein. The Call Exercise Notice will indicate the number of the Seller’s Shares as to which the Buyer is then exercising its Call Right and the aggregate Call Price. Provided the Call Exercise Notice is delivered in accordance with Section 5.2 to the Seller on or prior to 6:30 p.m. (New York time) on a Business Day, the date of exercise (the “Exercise Date”) of the Call Right will be the date of such delivery of such Call Exercise Notice. In the event the Call Exercise Notice is delivered after 6:30 p.m. (New York time) on any day or on a date which is not a Business Day, the Exercise Date will be deemed to be the first Business Day after the date of such delivery of such Call Exercise Notice. The delivery of a Call Exercise Notice in accordance herewith will constitute a binding obligation (a) on the part of the Buyer to purchase and (b) on the part of the Seller to sell, the Seller’s Shares subject to such Call Exercise Notice in accordance with the terms of this Agreement.

1.4	Call Price.

(a)
With respect to any exercise of the Call Right, the per-share “Call Price” will be equal to Three Hundred Thousand United State Dollars (US$300,000) (the “Aggregate Call Price”), divided by 61,600,000.

(b)
The Buyers will pre-pay the aggregate Call Price to the Seller, in the amount of Three Hundred Thousand United States Dollars, by wire transfer of immediately available funds or by another method notified in writing by the Seller to the Buyers before such payment is made, concurrently with the investment by the investors in the Equity Financing.

(c)
Within thirty (30) days after the Expiration Date, or upon written termination and release by any Buyer of any unexercised Call Rights held by such Buyer, Seller will refund to such Buyer the amount of the aggregate Call Price corresponding to the Seller’s Shares as to which there is no longer a Call Right, without interest.

1.5
Delivery of the Shares.   Upon the receipt of a Call Exercise Notice and the payment of the Call Price, the Seller will deliver, or take all steps necessary to cause to be delivered, the Seller’s Shares being purchased pursuant to such Call Exercise Notice.

ARTICLE II

ENCUMBRANCES; TRANSFERS, SET-OFF; ESCROW

2.1
Encumbrances.   Upon exercise of the Call Right, the Seller’s Shares being purchased will be sold, transferred and delivered to the Buyer free and clear of any claim, pledge, charge, lien, preemptive rights, restrictions on transfers (except as required by securities laws of the United States), proxies, voting agreements and/or any other Encumbrance.

2.2
Lock-up; Transfers.   Prior to the Expiration Date, the Seller will not transfer to any other Person and will continue to own, free and clear of any Encumbrance, except (a) as may be required by the Exchange Agreement; and/or (b) as may be required in order to give effect to the provisions of Section 2.5, such amount of the Seller’s Shares as may be required from time to time to in order for the Buyer to exercise its Call Right in full.

2.3
Legend.   The Seller will cause a notification to be made in the share register of Holdco, and, upon and after the Exchange Transaction, will cause to be placed on any share certificate representing any of the Seller’s Shares, language in substantially the form as follows:

“THE SHARES REGISTERED IN THE NAME OF [ • ] OR REPRESENTED BY THIS CERTIFICATE, AS THE CASE MAY BE, ARE SUBJECT TO A CALL RIGHT WHICH PROHIBITS THEIR TRANSFER TO ANY PERSON OTHER THAN THE HOLDER OF THAT RIGHT PRIOR TO THE EXERCISE OF THE RIGHT OR ITS EXPIRATION. ANY PERSON ACCEPTING ANY INTEREST IN THE SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THE EARN-IN AGREEMENT IN WHICH THAT CALL RIGHT IS SET FORTH, AND THE SHARES WILL REMAIN SUBJECT TO THE CALL RIGHT AS PROVIDED THEREIN. A COPY OF THE EARN-IN AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

2.4
Set-off.   The Buyer will be absolutely entitled to receive all the Seller’s Shares subject to the exercise of a Call Right, and for the purposes of this Agreement, the Seller hereby waives, as against the Buyer, all rights of set-off or counterclaim that would or might otherwise be available to the Seller.

2.5	Escrow of the Seller’s Shares

(a)
Upon the Exchange Transaction, the Seller will deliver to PRC Law Firm, as collateral agent (the “Collateral Agent”), certificates representing the Seller’s Shares. The certificates representing the Seller’s Shares (together with duly executed stock powers in blank) will be held by the Collateral Agent.

(b)
Upon receipt of a Call Exercise Notice, the Collateral Agent will promptly deliver the Seller’s Shares being purchased pursuant to such Call Exercise Notice in accordance with the instructions set forth therein and in accordance with any other lock-up, make-good or similar agreement in place between the Buyer or the Seller and other third party. In the event that the Collateral Agent receives notice from the Parties that the Conditions have not been met, the Seller’s Shares will be distributed in accordance with their instructions.

(c)
After the delivery of the documents mentioned in the above paragraph (a), neither party may wholly or partially terminate the escrow relationship with the Collateral Agent or wholly or partially modify the terms and conditions agreed for the escrow of the Seller’s Shares at any time before the 35th day subsequent to the Expiration Date, except that the Buyers effectively enforced the Call Right.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer, that:

(a)
Due Authorization.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder to be carried out by it have been duly authorized by all necessary action on the part of the Seller. This Agreement, and all agreements and documents executed and delivered pursuant to this Agreement, constitute valid and binding obligations of the Seller, enforceable against the Seller in accordance with its terms, subject to applicable Bankruptcy Laws and other laws or equitable principles of general application affecting the rights of creditors generally.

(b)
No Conflicts.   Neither the execution or delivery of this Agreement by the Seller nor the fulfillment or compliance by the Seller with any of the terms hereof will, with or without the giving of notice and/or the passage of time, (i) conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, (A) the organizational or charter documents of the Seller or (B) any contract or any judgment, decree or order to which the Seller is subject or by which the Seller is bound, or (ii) require any consent, license, permit, authorization, approval or other action by any Person or Governmental Body which has not yet been obtained or received. The execution, delivery and performance of this Agreement by the Seller or compliance with the provisions hereof by the Seller does not, and will not, violate any provision of any Law to which the Seller is subject or by which it is bound.

(c)
No Actions.   There are no lawsuits, actions or, to the best knowledge of the Seller, investigations, claims or demands or other proceedings pending or, to the best of the knowledge of the Seller, threatened against the Seller that, if resolved in a manner adverse to the Seller, would adversely affect the right or ability of the Seller to carry out its obligations set forth in this Agreement.

(d)
Title.  The Seller owns the Seller’s Shares free and clear of any Encumbrance whatsoever, except as contemplated by this Agreement. The Seller has not entered into nor is a party to any agreement that would cause the Seller to not own the Seller’s Shares free and clear of any Encumbrance, except as contemplated by this Agreement.

3.2	Representations and Warranties of the Buyers. Each Buyer represents and warrants to the Seller, as to him/herself and not as to any other Buyer, that:

(a)
Due Authorization.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder to be carried out by it have been duly authorized by all necessary action on the part of the Buyer. This Agreement, and all agreements and documents executed and delivered pursuant to this Agreement, constitute valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with its terms, subject to applicable Bankruptcy Laws and other laws or equitable principles of general application affecting the rights of creditors generally.

(b)
No Conflicts.  Neither the execution or delivery of this Agreement by the Buyer nor the fulfillment or compliance by the Buyer with any of the terms hereof will, with or without the giving of notice and/or the passage of time, (i) conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, (A) the organizational or charter documents of the Buyer or (B) any contract or any judgment, decree or order to which the Buyer is subject or by which the Buyer is bound, or (ii) require any consent, license, permit, authorization, approval or other action by any Person or Governmental Body which has not yet been obtained or received. The execution, delivery and performance of this Agreement by the Buyer or compliance with the provisions hereof by the Buyer does not, and will not, violate any provision of any Law to which the Buyer is subject or by which it is bound.

(c)
No Actions.  There are no lawsuits, actions or, to the best knowledge of the Buyer, investigations, claims or demands or other proceedings pending or, to the best knowledge of the Buyer, threatened against the Buyer that, if resolved in a manner adverse to the Buyer, would adversely affect the right or ability of the Buyer to carry out its obligations set forth in this Agreement.

ARTICLE IV

EVENTS OF DEFAULT AND TERMINATION

4.1
Events of Default. The occurrence at any time with respect to a Party (the “Defaulting Party”) of any of the following events will constitute an event of default (an “Event of Default”) with respect to such party:

(a)
Failure to Pay or Deliver.  The failure by a Party to make, when due, any payment under this Agreement or deliver the Seller’s Shares in accordance with this Agreement, if such failure is not remedied on or before the third Business Day after notice of such failure is given to the Defaulting Party.

(b)
Breach of Agreement.  The failure by a Party to comply with or perform any agreement, covenant or obligation (other than a failure described in Section 4.1(a), which will be governed by Section 4.1(a)) to be complied with or performed by such Party in accordance with this Agreement if such failure is not remedied on or before the tenth Business Day after notice of such failure is given to the Defaulting Party.

(c)
Bankruptcy.  A Party (1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any relief under any Bankruptcy Law, or a petition is presented for its winding-up or liquidation, and in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all of its assets; (7) has a secured party take possession of all or substantially all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or rescinded, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it that, under applicable Law, has an analogous effect to any of the events described in clauses (1) through (7); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

4.2
Liquidated Damages.   If at any time an Event of Default with respect to a Party has occurred and is continuing, the other party may claim a liquidated damage up to [·]% of the Call Price. The Event of Default will not affect the effectiveness and performance of this Agreement.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.1
Further Assurances. Each Party will execute and/or cause to be delivered to each other Party such instruments and other documents, and will take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

5.2
Notices.   Any notice or other communication required or permitted to be delivered to any Party will be in writing and will be deemed properly delivered, given and received upon dispatch by hand, courier or express delivery service with receipt confirmed by signature of the addressee, to the address set forth beneath the name of such Party below (or to such other address as such Party may specify in a written notice given to the other Parties):

If to the Seller:	[ • ] [ • ]
With Copies to:	[ • ]
If to the Buyers:	[ • ] [ • ]
With Copies to:	[ • ]

5.3	Time of The Essence. Time is of the essence of this Agreement.

5.4
Headings, Gender and Usage.   The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement. For purposes of this Agreement: (a) the words “include” and “including” will be taken to include the words, “without limitation;” and (b) whenever the context requires, the singular number will include the plural, and vice versa; and each of the masculine, feminine and neuter genders will refer to the others.

5.5
Governing Law and Language.   This Agreement, including all matters of construction, validity and performance, will in all respects be governed by, and construed in accordance with, the laws of Hong Kong (without giving effect to principles relating to conflict of laws).  This Agreement is written in English and the English language will govern any interpretation of this Agreement.

5.6
Venue and Jurisdiction.   If any legal proceeding or other legal action relating to this Agreement is brought or otherwise initiated, the venue therefore will be in Hong Kong, which will be deemed to be a convenient forum.  Each of the Parties hereby expressly and irrevocably consents and submits to the jurisdiction of the courts in Hong Kong.

5.7
Interpretation.  Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party may not be applied in connection with the construction or interpretation of this Agreement.

5.8
Successors and Assigns.  Each of the Parties will not assign this Agreement or any rights or obligations hereunder without the prior written consent of the other Party. The provisions hereof will inure to the benefit of, and be binding upon, the successors and permitted assigns of the Parties. This Agreement is binding upon, inures to the benefit of and is enforceable by Buyers, Seller and their respective successors and assigns.

5.9	Waiver.

(a)
No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, will operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)
No Person will be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver will not be applicable or have any effect except in the specific instance in which it is given.

5.10
Entire Agreement; Amendment.  This Agreement constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof. Any term of this Agreement may be amended only with the written consent of each Party.

5.11
Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, will be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by law.

5.12
Entire Agreement.   This Agreement sets forth the entire understanding of the Parties relating to the subject matter hereof and supersedes all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

5.13	Counterparts. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement.

 [Remainder of Page Intentionally Left Blank]

In Witness Whereof, the Parties have caused this Agreement to be executed and delivered as of the date first set forth above.

“SELLER” Zhang Xiao Yan, a Hong Kong individual By: ____________________________ Name: Zhang Xiao Yan Title:	Acknowledged and Agreed To: “COLLATERAL AGENT” [ • ] , a company formed and existing under the laws of [ • ] By: ____________________________ Name: Title:
“BUYER” [Tang Hui Tian], an individual citizen of the People’s Republic of China By: ____________________________ Name: Tang Hui Tian	“BUYER” [Wei Wen De], an individual citizen of the People’s Republic of China By: ____________________________ Name: Wei Wen De
“BUYER” [Jiang You Ru], an individual citizen of the People’s Republic of China By: ____________________________ Name: Jiang You Ru	“BUYER” [Wang Bang Fu], an individual citizen of the People’s Republic of China By: ____________________________ Name: Wang Bang Fu
“BUYER” [Liu Chun Lin], an individual citizen of the People’s Republic of China By: ____________________________ Name: Liu Chun Lin	“BUYER” [Zhao Ming An], an individual citizen of the People’s Republic of China By: ____________________________ Name: Zhao Ming An
“BUYER” [Zhang Qing Qiu], an individual citizen of the People’s Republic of China By: ____________________________ Name: Zhang Qing Qiu	“BUYER” [Yang Xiao Jian], an individual citizen of the People’s Republic of China By: ____________________________ Name: Yang Xiao Jian

“BUYER” [Meng Yuan Gang], an individual citizen of the People’s Republic of China By: ____________________________ Name: Meng Yuan Gang	“BUYER” [Jiang Qi Feng], an individual citizen of the People’s Republic of China By: ____________________________ Name: Jiang Qi Feng
“BUYER” [He Wen Heng], an individual citizen of the People’s Republic of China By: ____________________________ Name: He Wen Heng	“BUYER” [Liu Gong Chun], an individual citizen of the People’s Republic of China By: ____________________________ Name: Liu Gong Chun
“BUYER” [Jia Jun Wen], an individual citizen of the People’s Republic of China By: ____________________________ Name: Jia Jun Wen	“BUYER” [Tan Yu Jing], an individual citizen of the People’s Republic of China By: ____________________________ Name: Tan Yu Jing
“BUYER” [Li Jing Hua], an individual citizen of the People’s Republic of China By: ____________________________ Name: Li Jing Hua	“BUYER” [Ye Yuan Jian], an individual citizen of the People’s Republic of China By: ____________________________ Name: Ye Yuan Jian

Attachments:

Exhibit A   Certain Definitions
Exhibit B    Form of Call Exercise Notice
Exhibit C    Proportionate Interests

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“Bankruptcy Law” means any Law of any jurisdiction relating to bankruptcy, insolvency, corporate reorganization, company arrangement, civil rehabilitation, special liquidation, moratorium, readjustment of debt, appointment of a conservator, trustee or receiver, or similar debtor relief.

“Call Exercise Notice” is defined in Section 1.3.

“Call Price” is defined in Section 1.4(a).

“Call Right” is defined in Section 1.1.

“Collateral Agent” is defined in Section 2.5(a).

“Conditions” means Conditions 1 through 4, in the aggregate.

“Effective Date” is defined in the Preamble.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, legend, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the transfer of any asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Agreement” is defined in the Recitals.

“Exchange Transaction” is defined in the Recitals.

“Exercise Date” is defined in Section 1.3.

“Exercise Period” is defined in Section 1.2.

“Expiration Date” is defined in Section 1.2.

“GAAP” means generally accepted accounting principles consistently applied during the relevant period.

“Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Body of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Holdco” is defined in the Recitals.

“Initial Call Date” is defined in Section 1.2.

“Law” means any national, federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Operating Company” is defined in the Recitals.

“Party” and “Parties” are defined in the Preamble to this Agreement.

“Person” means an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Seller’s Shares” is defined in Section 1.1.

“Shell Company” is defined in the Recitals.

“US GAAP” means United States Generally Accepted Accounting Principles consistently applied.

EXHIBIT B

FORM OF CALL EXERCISE NOTICE

[Date]

[__ZHANG XIAO YAN_ ] (the “Seller”)

[________________]

[________________]

Attention: [_______]

Re:
Earn-In Agreement dated [ August 2, 2008 ] (the “Earn-In Agreement”), between [Tang Hui Tian, Jiang You Ru, Liu Chun Lin, Wei Wen De, Wang Bang Fu, Zhao Ming An, Zhang Qing Qiu, Yang Xiao Jian, Meng Yuan Gang, Jiang Qi Feng, He Wen Heng, Liu Gong Chun, Jia Jun Wen, Tan Yu Jing, Li Jing Hua, Ye Yuan Jian] (the “Buyer”) and [ZHANG XIAO YAN] (the “Seller”)

Dear Sir:

In accordance with Section 1.3 of the Earn-In Agreement, the Buyer hereby provides this notice of exercise of the Call Right in the manner specified below:

(a)	The Buyer hereby exercises its Call Right with respect to the Seller’s Shares pursuant to the Earn-In Agreement.

(b)	The Buyer will pay the sum of $____________ to the Seller.

(d)	Pursuant to this exercise, the Seller will deliver to _______________ the Seller’s Shares in accordance with the instructions attached hereto.

Dated: _______________, ______

[ZHANG XIAO YAN]

EXHIBIT C

PROPORTIONATE INTERESTS

广西柳州百草堂药业有限公司全体股东__
GENERAL BODY OF SHAREHOLDERS OF GUANGXI LIUZHOU BAICAOTANG PHARMACY CO., LTD.

(委托人Trustor)

与and

    余炳祺  YUE PING KI

(受托人Trustee)

关于on

佳恒亚太有限公司

Forever Well Asia Pacific, Ltd.

委托持股合同
Entrust Shareholding Agreement

合同号：_______ 号
Contract No.:_______

本合同由以下双方于  2008年【3】月【18】日在中国【柳州】签署
This Share-holding Entrustment Agreement is entered into in Liuzhou city, the People’s Republic of China as of March 18, 2008, by the following two Parties:

委托人 (Trustor)：唐恢天 江有如 李景华 刘春林 韦文德 王邦福 赵明安 张庆秋
杨晓俭 蒙源钢 蒋旗峰 何文亨 刘功纯 贾俊文 谭钰菁 叶远箭    (以下简称“甲方”)
身份证件号码：见附表
Trustor ID Numbers: see the annex
Tang Huitian, Jiang Youru, Li Jinghua, Liu Chunlin, Wei Wende, Wang Bangfu, Zhao Ming’an, Zhang Qingqiu, Yang Xiaojian, Meng Yuangang, Jiang Qifeng, He Wenheng, Liu Gongchun, Jia Junwen, Tan Yujing, Ye Yuanjian.
(Hereinafter “Party A”)

受托人：YUE PING KI余炳祺  (以下简称“乙方”)
Trustee: YUE PING KI (hereinafter “Party B”)
住所 (address)：FLATD,30/F,BLOCK30,WAI KING COURT,SOUTH HORIZONS,AP LEI CHAU,HONG KONG.

甲方基于对乙方的信任，愿委托乙方以乙方自己名义代为持有甲方在佳恒亚太有限公司所持的股份（股东持股比例见附表），乙方愿意接受甲方的委托。为充分保障甲方的财产权益，规范乙方的代理行为，本着自愿、公平、诚实信用和效率的原则，经协商一致，就本委托持股事宜达成如下合同条款：
Based on the trust to Party B, Party A hereby entrusts Party B to hold Party A’s shares of Forever Well Asia Pacific, Ltd. in Party B’s name (the shareholders listing see attached list), Party B accepts Party A’s entrustment. In order to fully protect the property rights of Party A and regulate the behaviors of Party B, therefore, after friendly consultations between Party A and Party B on the principle of voluntariness, fairness, honesty and efficiency, the Parties hereby agree on the entrustment of shares as follows:

第一条 委托事项
Article 1 Matters entrusted

1．1 甲方基于对乙方的信任，将甲方在佳恒亚太有限公司的出资：人民币(大写)壹仟万 元委托乙方代为持有，代为持有上述委托投资形成的100 ％股份，并要求乙方按本合同规定，代为行使相关股东权利。

1.1 Based on the trust to Party B, Party A entrusts Party B to hold its investment RMB 10 million YUAN in Forever Well Asia Pacific, Ltd. on behalf of Party A, which represented by the 100% shares of Forever Well Asia Pacific, Ltd.  Party B will exercise related shareholder’s rights on Party A’s behalf according to this agreement.

1．2 甲方委托乙方代为行使的权利包括：在佳恒亚太有限公司股东登记名册上具名，以佳恒亚太有限公司股东身份参与佳恒亚太有限公司相应活动，代为收取股息或者红利，并经甲方的书面特别授权出席股东会并行使表决权，以及行使法律与佳恒亚太有限公司章程授予股东的其他权利。

1.2  The rights entrusted by Party A to Party B include: Party B shall register as shareholder on the Share Register of Forever Well Asia Pacific, Ltd., participate in relevant activities as the shareholder of Forever Well Asia Pacific, Ltd., receive dividend or bonus on Party A’s behalf, participate the shareholder meeting and perform voting right with Party A’s special written authorization and perform shareholder’s other rights granted by laws and Forever Well Asia Pacific, Ltd.’s Articles of Association.

1．3 乙方接受甲方的指令处置该股票，并在处理结束后三个工作日内将所得收益划至甲方指定帐户。
1.3 Party B accepts Party A’s orders to dispose the shares and the proceeds of such disposition shall be wire to Party A’s designated accounts with 3 working days.

第二条  股份情况说明
Article 2  Shares of the Company

甲方为佳恒亚太有限公司股东，持有佳恒亚太有限公司100%股份。
Party A is the shareholder of Forever Well Asia Pacific, Ltd. and holds 100% shares of
Forever Well Asia Pacific, Ltd.

第三条 委托期限
Article 3  Term of Entrustment

3．1 本合同规定之委托期限自本合同生效之日起至本合同受托股份依甲方指令完成转让并将所得收益划至甲方指定帐户之日或甲方书面通知乙方终止委托之日止。

3.1      The term of entrustment shall start from the effective date of this agreement and end when the entrusted shares are transferred per Party A’s instruction and the proceeds have been wired to Party A’s designated accounts or when Party A issues the written notice to Party B for termination.

3．2 在本合同规定的委托期期限内，甲方可以在事先给予乙方【五】天书面通知的情况下，随时依据本合同无条件终止与乙方的委托代理关系。乙方在接到甲方发出的前述关于终止委托代理关系的书面通知后的【五】个工作日内，应当将受托股份的权属凭证以及所有与该受托股份有关的文件和资料全部移交给甲方，并无条件地将受托股份过户登记为甲方或甲方指定的其他受让人。

3.2    During the term of entrustment in this agreement, Party A can give Party B a five day prior written notification to terminate the entrustment per this Agreement without other conditions. Within 5 days of receipt of the above written notification for termination, Party B shall transfer all the stock certificates of the entrusted shares and all the documents and materials related to the entrusted shares to Party A, and unconditionally transfer the entrusted shares to Party A’s name or any third Party designated by the Party A.

第四条 合同双方的权利和义务
Article 4 Rights and Obligations of Parties

4．1 甲方的权利和义务
4.1 Rights and Obligations of Party A

4．1．1 甲方作为本合同规定受托股份的实际持有人，对佳恒亚太有限公司享有实际的股东权利并有权获得相应的股份收益；乙方仅得以自身名义代甲方持有该受托股份，而对该受托股份的股东权益不享有任何收益权或处置权(包括但不限于股东权益的转让、质押)。

4.1.1     As the actual owner of the entrusted shares, Party A has the right to enjoy actual shareholder’s rights of Forever Well Asia Pacific, Ltd. and obtain relevant investing income. Party B, in the name of itself, holds the shareholder’s rights of the entrusted shares on behalf of party A, on which it shall not enjoy any beneficial or disposition rights (including but not limited to the transfer and pledge the shares).

4．1．2 在委托持股期限内，甲方有权在条件具备时，将相关股东权益转移到自己或自己指定的任何第三人名下，届时涉及到的相关法律文件，乙方须无条件同意，并无条件签发。在乙方代为持股期间，因代持股份产生的相关费用及税费(包括但不限于与代持股份相关的律师费、审计费、资产评估费等)均由甲方承担；在乙方将代持股份转为以甲方或甲方指定的任何第三人持有时，所产生的变更登记费用也应由甲方承担。

4.1.2      During the term of entrustment, Party A has the right to transfer the related shareholder’s rights to its own name or to any third party appointed by it as it deems appropriate, and Party B shall agree and sign any the relevant legal documents unconditionally. During the period of Party B’s  share-holding period, Party A shall assume all of relevant expenses and taxes (including but not limited to the counsel fee, audit fee and assets evaluation fee related to the entrustment); Party A shall also bear the costs for change of registration when Party B transfers the shares back to Party A or any third Party designated by Party A.

4．1．3 作为实际持股人，甲方负有按照佳恒亚太有限公司章程、本合同及公司法的规定履行股东义务，并实际承担股东责任。

4.1.3      As the actual holder of the share, Party A should perform shareholder’s obligations and bear the actual shareholders’ liabilities according to Forever Well Asia Pacific, Ltd. ’s Articles of Association, this agreement and the regulations of Company Law.

4．1．4 甲方作为受托股份的实际所有人，有权依据本合同对乙方不适当的受托行为进行监督与纠正，并有权基于本合同约定要求乙方赔偿因受托不善而给甲方造成的实际损失。

4.1.4      As the actual owner of the entrusted share, Party A has the right to supervise and correct the inappropriate behavior of Party B in accordance with this Agreement, and also has the right to claim on compensation for actual loss from Party B due to Party B’s inappropriate behavior.

4．2 乙方的权利和义务 4.2 The rights and obligations of Party B

4．2．1 作为受托人，乙方不得利用名义股东的身份为自己谋取任何私利。
4.2.1 As the trustee, Party B shall not use the identity of nominal shareholders for its self-interest and benefit.

4．2．2 未经甲方事先书面同意，乙方不得转委托第三方持有上述受托股份及其股东权益。 4.2.2 Without Party A's prior written consent, Party B shall not assign the entrustment of the shareholders' rights and interests to any third party.

4．2．3 乙方应当依本合同规定持有受托股份。乙方在收到任何有关佳恒亚太有限公司召开会议(包括但不限于股东大会、董事会及监事会)的通知后，应于【三】个工作日内，转告甲方，并详细说明该会议的性质、内容、拟召开的时间、地点及拟 出席的人员等资料，以便甲方派人员或授权乙方选派人员出席该会议。任何乙方选派参加该等会议的人员在未取得甲方授权前，不得对该等会议的议题和／或决议进行表决。

4.2.3     Party B shall hold the shares in accordance with the provisions of this agreement. After receiving any notification of meetings (including but not limited to the shareholder, board of directors and the board of supervisors) from Forever Well Asia Pacific, Ltd. Party B should notice Party A in 3 working days, and give Party A a detailed description about the nature，content, time, place and attending persons of the meeting, so that Party A could send people or authorize Party B send people to attend the meeting. Any person from Party B shall not vote on issues and/or resolutions without party A’s authorization.

4．2．4   乙方承诺将其未来所收到的因受托股份所产生的任何全部收益(包括现金股息、红利或任何其他收益分配)均全部转交给甲方，除非甲方以书面方式通知乙方外，乙方不得放弃任何可以或可能从受托股份上获得的股权收入。乙方承诺将在获得该收益后【三】日内将该收益支付予甲方。如果乙方未能及时支付的，除应当继续向甲方履行支付义务外，还应当按照应付款项的 10%向甲方承担违约责任，并应按中国人民银行同期流动资金贷款利率向甲方另行支付利息。

4.2.4      Party B promises to deliver total income in the future received from entrusted shares(including cash dividends, bonuses or any other distributions) to Party A. Unless Party A’s written notice to Party B, Party B shall not give up any equity income that may be obtained from the trusted shares. Party B promises to pay the income to Party A in three days after receiving the income. If Party B fails to pay them timely, besides the payment obligation shall continue to perform， Party A shall pay 10 % of such amount as breaching of agreement, and pay additional interest according to the liquidity loan interest rate of People's Bank of China.

4．2．5 在甲方拟向佳恒亚太有限公司之股东或股东以外的人转让受托股份时，乙方应对此提供必要的协助及便利。
4.2.5 When Party A transfers entrusted shares to shareholders of Forever Well Asia Pacific, Ltd. or other people，Party B shall provide necessary assistance and convenience.

第五条 适用法律及争议解决
Article 5 Applicable Laws and Dispute Settlement

5.1 本合同以中华人民共和国香港特别行政区法律为适用依据。
5.1 This agreement shall be governed by the laws of Hong Kong special administrative region of People's Republic of China.

5.2 因履行本合同发生之争议，由甲乙双方友好协商解决，协商不成的，应当提交中华人民共和国香港特别行政区法院裁决。

5.2  Any dispute in performing this agreement shall be settled through friendly consultation by both Parties. If Parties cannot settle it by consultation, the dispute shall be submitted to the court of Hong Kong special administrative region of People's Republic of China for judgment.

第六条 其他
Article 6 Others

6.1 鉴于佳恒亚太公司实际为甲方全部出资，乙方不享有佳恒亚太公司的任何股东权利，甲方按照本合同的约定通过乙方对佳恒亚太公司行使股东权利，乙方遵循本合同约定履行受托持股义务。

6.1 As Forever Well Asia Pacific, Ltd. is in fact wholly invested by Party A, Party B does not have any shareholders' rights of this company, in accordance with this agreement Party A exercises its shareholders’ rights through Party B, Party B performs its entrusted shareholding obligations according to this agreement.

6.2 鉴于甲乙双方根据本合同约定形成委托持股关系，甲乙双方均共同遵守。
6.2 The Parties form the entrust shareholding relationship according to this agreement, both parties are abided by it.

6.3本合同一式 三 份，甲乙双方各执 一 份，香港律师 一 份，经甲乙双方签字即生效。
6.3 This agreement is in triplicate, each party holds one copy, and Hong Kong lawyer holds one copy, the agreement takes effect upon Parties’ signatures.

6.4对本合同文本任何未经甲乙双方共同书面确认的改动均无效。 6.4 Without written consent by both Parties, any changes of this agreement is invalid.

文件签署页Signature page
甲方（全体股东）Party A (ALL shareholders)：

乙方Party B：signature

COMPANY NO: 1484605

INGENIOUS PARAGON GLOBAL LIMITED

(the "Company")

MINUTES OF THE MEETING OF THE DIRECTORS OF THE COMPANY HELD AT 102, CHENGZHAN ROAD, LIUZHOU CITY, GUANGXI PROVINCE, PEOPLE'S REPUBLIC OF CHINA ON JUNE 30, 2008

PRESENT
Miss SHELLY ZHANG

CHAIRMAN
Miss Shelly Zhang

NOTICE

The Notice of convening the meeting was read.

APPOINTING OF BOARD DIRECTORS

IT WAS RESOLVED THAT the consent was reached by the board:

1)	to appoint six new board members for the Company, Mr. Tang Hui Tian, Mr. Li Jing Huan, Mr. Jiang You Ru, Mr. Liu Chun Lin, Mr. Wei Wen De and Mr. Wang Bang Fu;

2)	Mr. Tang Hui Tian was elected the new Chairman;

The resolution was effective immediately.

CLOSURE OF THE MEETING

There being no other business, the Meeting was declared closed.

/s/  Zhang Xiao Yan
Zhang Xiao Yan
The Sole Director

广西柳州百草堂药业有限公司全体股东__
GENERAL BODY OF SHAREHOLDERS OF GUANGXI LIUZHOU BAICAOTANG PHARMACY CO., LTD.

(委托人Trustor)

与and

张晓艳 Xiaoyan Zhang

(受托人Trustee)

关于Re.

委托持股合同
Entrust Shareholding Agreement

合同号 _____号
Contract No.:_______

本合同由以下双方于  2008年【7】月【21】日在中国【柳州】签署
This Agreement is entered into in Liuzhou city, the People’s Republic of China as of July 21, 2008, by the following two Parties:
委托人：   唐恢天 江有如 李景华 刘春林 韦文德 王邦福 赵明安 张庆秋 (以下简称“甲方”)
杨晓俭 蒙源钢 蒋旗峰 何文亨 刘功纯 贾俊文 谭钰菁 叶远箭
Trustor:
Tang Huitian, Jiang Youru, Li Jinghua, Liu Chunlin, Wei Wende, Wang Bangfu, Zhao Ming’an, Zhang Qingqiu, Yang Xiaojian, Meng Yuangang, Jiang Qifeng, He Wenheng, Liu Gongchun, Jia Junwen, Tan Yujing, Ye Yuanjian.                                                            (Hereinafter “Party A”)

住所：广西柳州市城站路102号
ADDRESS: No.102, Chengzhan Road, Liuzhou City, GUANGXI
身份证件号码：452701196108240331
ID NO.: 452701196108240331

受托人：张晓艳  (以下简称“乙方”)
Trustee：Xiaoyan Zhang   (hereinafter “Party B”)
住所：香港新界上水保荣路1号威尼斯花园1座11楼E室
ADDRESS: ROOM E ，LEVEL 11，TOWER 1，VENICE GARDEN ，NO.1 BAORONG ROAD，SHANGSHUI ，NEW TERRITORIES，HONG KONG
身份证件号码：R062138(1)

ID NO.: R062138 (1)

甲方基于对乙方的信任，愿委托乙方以乙方自己名义代为持有甲方在 Ingenious Paragon  Global  Limited 公司(以下简称“BVI”)所持的100％的股份（股东持股比例见附表），乙方愿 意接受甲方的 委托。 为充分保障甲方的财产权益，规范乙方的代理行为，本着自愿、公平、诚实信用和效率的原则，经协商一致，就本委托持股事宜达成如下合同条款：
Based on the trust to Party B, Party A hereby entrusts Party B to hold Party A’s 100% of the shares (the shareholders listing see attached list) of Ingenious Paragon  Global  Limited (hereafter refer to as “BVI”) in Party B’s name, Party B accepts Party A’s entrustment. In order to fully protect the property rights of Party A and regulate the behaviors of Party B, therefore, after friendly consultations between Party A and Party B on the principle of voluntariness, fairness, honesty and efficiency, the Parties hereby agree on the entrustment of shares as follows:

第一条 委托事项
Article 1 Matters entrusted

1．1	甲方基于对乙方的信任，将甲方在BVI出资：港币(壹万)元委托乙方代为持有，代为持 有上述 委托投资形成的BVI 100％股份，并要求乙方按本合同规定，代为行使相关 东 权利。
1.1
Based on the trust to Party B, Party A entrusts Party B to hold its investment HK$10,000 in BVI on behalf of Party A, which represented by 100% shares of BVI.  Party B will exercise related shareholder’s rights on Party A’s behalf according to this agreement.

1．2	甲方委托乙方代为行使的权利包括：在BVI股东登记名册上具名，以BVI股东身份 参与BVI相应活动，代为收取股息或者红 利，并经甲方的书面特别授权出 席股东会 并行使表决权，以及行使法律与BVI章程授予股东的其他权利。
1.2
The rights entrusted by Party A to Party B include: Party B shall register as shareholder on the Share Register of BVI., participate in relevant activities as the shareholder of BVI., receive dividend or bonus on Party A’s behalf, participate the shareholder meeting and perform voting right with Party A’s special written authorization and perform shareholder’s other rights granted by laws and BVI.’s Articles of Association.

1.3	乙方接受甲方的指令处置该股票，并在处理结束后三个工作日内将所得收益划至甲方指定 帐户。
1.3	Party B accepts Party A’s orders to dispose the shares and the proceeds of such disposition shall be wire to Party A’s designated accounts within 3 working days.

第二条 股份情况说明
Article 2  Shares Introduction

2．1	BVI，即Ingenious Paragon Global Limited公司，是一家在英国维京群岛（请列入英 文地名）注册并合法成立的公司，注册资金为 5 万美元。
2.1	BVI, which represents Ingenious Paragon Global Limited, is a company registered and legally incorporated in British Virgin Islands (English Address), the registered capital is 50,000 USD.
2．2	甲方为BVI股东，持有BVI 100%股份。
2.2	Party A is the shareholder of BVI and holds 100 % of BVI shares.

第三条 委托期限
Article 3  Term of Entrustment

3．1	本合同规定之委托期限自本合同生效之日起至本合同受托股份依甲方指令完成转让并 将所得收益划至甲方指定帐户之日或甲方书面通知乙方终止委托之日止。
3.1
The term of entrustment shall start from the effective date of this agreement and end when the entrusted shares are transferred per Party A’s instruction and the proceeds have been wired to Party A’s designated accounts or when Party A issues the written notice to Party B for termination.

3．2	在本合同规定的委托期期限内，甲方可以在事先给予乙方【五】天书面通知的情况下，随时 依据本合同无条件终止与乙方的委托代理关系。乙方在接到甲方发出的前述关于终止委托代理关系的书面通知后的【五】个工作日内，应当将受托股份的权属凭证以及所有与该受托股份有关的文件和资料全部移交给甲方，并无条件地将受托股份过户登记为甲方或甲方指定的其他受让人。
3.2
During the term of entrustment in this agreement, Party A can give Party B a five day prior written notification to terminate the entrustment per this Agreement without other conditions. Within 5 days of receipt of the above written notification for termination, Party B shall transfer all the stock certificates of the entrusted shares and all the documents and materials related to the entrusted shares to Party A, and unconditionally transfer the entrusted shares to Party A’s name or any third Party designated by the Party A.

第四条 合同双方的权利和义务
Article 4 Rights and Obligations of Two Parties

4．1	甲方的权利和义务
4.1	Rights and Obligations of Party A

4．1．1	甲方作为本合同规定受托股份的实际持有人，对BVI享有实际的股东 权利并有权获得相应 的股份收益；乙方仅得以自身名义代甲方持有该受托股份，而对该受托股份的股东权益不享有任何收益权或处置权(包括但不限于股东权益的转让、质押)。
4.1.1
As the actual owner of the entrusted shares, Party A has the right to enjoy actual shareholder’s rights of BVI and obtain relevant investing income. Party B, in the name of itself, holds the shareholder’s rights of the entrusted shares on behalf of party A, on which it shall not enjoy any beneficial or disposition rights (including but not limited to the transfer and pledge the shares).

4．1．2	在委托持股期限内，甲方有权在条件具备时，将相关股东权益转移到自己或自己指定的任 何第三人名下，届时涉及到的相关法律文件，乙方须无条件同意，并无条件签发。在乙方代为持股期间，因代持股份产生的相关费用及税费(包括但不限于与代持股份相关的律师费、审计费、资产评估费等)均由甲方承担；在乙方将代持股份转为以甲方或甲方指定的任何第三人持有时，所产生的变更登记费用也应由甲方承担。
4.1.2
During the term of entrustment, Party A has the right to transfer the related shareholder’s rights to its own name or to any third party appointed by it as it deems appropriate, and Party B shall agree and sign any the relevant legal documents unconditionally. During Party B’s  share-holding period, Party A shall assume all of relevant expenses and taxes (including but not limited to the counsel fee, audit fee and assets evaluation fee related to the entrustment); Party A shall also bear the costs for change of registration when Party B transfers the shares back to Party A or any third Party designated by Party A.

4．1．3	作为实际持股人，甲方负有按照BVI章程、本合同及公司法的规定履行 股东义务，并实际 承担股东责任。

4.1.3
As the actual holder of the share, Party A should perform shareholder’s obligations and bear the actual shareholders’ liabilities according to BVI ’s Articles of Association, this agreement and the regulations of Company Law.

4．1．4	甲方作为受托股份的实际所有人，有权依据本合同对乙方不适当的受托行为进行监督与 纠正，并有权基于本合同约定要求乙方赔偿因受托不善而给甲方造成的实际损失。
4.1.4
As the actual owner of the entrusted share, Party A has the right to supervise and correct the inappropriate behavior of Party B in accordance with this Agreement, and also has the right to claim on compensation for actual loss from Party B due to Party B’s inappropriate behavior.

4．2	乙方的权利和义务
4.2	Rights and Obligations of Party B

4．2．1	作为受托人，乙方不得利用名义股东的身份为自己谋取任何私利。
4.2.1	As the trustee, Party B shall not use the identity of nominal shareholders for its self-interest and benefit.

4．2．2	未经甲方事先书面同意，乙方不得转委托第三方持有上述受托股份及其股东权益。
4.2.2	Without Party A's prior written consent, Party B shall not assign the entrustment of the shareholders' rights and interests to any third party.

4．2．3	乙方应当依本合同规定持有受托股份。乙方在收到任何有关BVI召开 会议(包括但不限于股东 大会、董事会及监事会)的通知后，应于【三】个工作日内，转告甲方，并详细说明该会议的性质、内容、拟召开的时间、地点及拟出席的人员等资料，以便甲方派人员或授权乙方选派人员出席该会议。任何乙方选派参加该等会议的人员在未取得甲方授权前，不得对该等会议的议题和／或决议进行表决。
4.2.3
Party B shall hold the shares in accordance with the provisions of this agreement. After receiving any notification of meetings (including but not limited to the shareholder, board of directors and the board of supervisors) from BVI.  Party B should notice Party A in 3 working days, and give Party A a detailed description about the nature，content, time, place and attending persons of the meeting, so that Party A could send people or authorize Party B send people to attend the meeting. Any person from Party B shall not vote on issues and/or resolutions without party A’s authorization.

4．2．4
乙方承诺将其未来所收到的因受托股份所产生的任何全部收益(包括现金股息、红 利或 任何其他收益分配)均全部转交给甲方，除非甲方以书面方式通知乙方外，乙方不得放弃任何可以或可能从受托股份上获得的股权收入。乙方承诺将在获得该收益后【三】日内将该收益支付予甲方。如果乙方未能及时支付的，除应当继续向甲方履行支付义务外，还应当按照应付款项的 10%向甲方承担违约责任，并应按中国人民银行同期流动资金贷款利 率向甲方另行支付利息。

4.2.4
Party B promises to deliver total income in the future received from entrusted shares(including cash dividends, bonuses or any other distributions) to Party A. Unless Party A’s written notice to Party B, Party B shall not give up any equity income that may be obtained from the trusted shares. Party B promises to pay the income to Party A in three days after receiving the income. If Party B fails to pay them timely, besides the payment obligation shall continue to perform， Party A shall pay 10 % of such amount as breaching of agreement, and pay additional interest according to the liquidity loan interest rate of People's Bank of China.

4．2．5	在甲方拟向BVI之股东或股东以外的人转让受托股份时，乙方应对此提供必要的协助及 便利。
4.2.5	When Party A transfers entrusted shares to shareholders of BVI or other people，Party B shall provide necessary assistance and convenience.

第五条 适用法律及争议解决
Article 5 Applicable Law and Dispute Settlement

5.1	本合同以中华人民共和国香港特别行政区法律为适用依据。
5.1	This agreement shall be governed by the laws of Hong Kong special administrative region of People's Republic of China.

5.2	因履行本合同发生之争议，由甲乙双方友好协商解决，协商不成的，应当提交中华人民共和国香港特别行政区法院裁决。
5.2
Any dispute in performing this agreement shall be settled through friendly consultation by both Parties. If Parties cannot settle it by consultation, the dispute shall be submitted to the court of Hong Kong special administrative region of People's Republic of China for judgment.

第六条 其他
Article 6 Others

6.1	鉴于甲乙双方根据本合同约定形成委托持股关系，甲乙双方于2008年 7 月 21 日订立的《Earn-in Agreement》实际为乙方向甲方返还所代持甲方实际享有BVI公司股份的形式的约定，甲乙 双方均共同遵守。
6.1
In consideration of the entrusted shareholding relationship between Party A and Party B hereby, the Parties entered into an Earn-In Agreement on July 21, 2008 which is actually an agreement that Party B returns the BVI shares held on Party A’s behalf back to Party A. The two Parties should abide by it.

6.2	本合同一式 三 份，甲乙双方各执 一 份，香港律师 一 份，经甲乙双方签字即生效。
6.2	The agreement is executed in triplicate, each party will keep one copy, the Hong Kong lawyer keeps one copy and the agreement will become effective from the day it is signed.

6.3	对本合同文本任何未经甲乙双方共同书面确认的改动均无效。
6.3	Any alteration in the written agreement without written confirmation between two parties is invalid.

(文件签署页）
(Document signature page)

甲方：
Party A:

乙方：
Party B:
     张晓艳       2008年7月21日于广西柳州

     Xiaoyan Zhang, July 21, 2008 in Liuzhou, Guangxi